SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 7, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on October 7, 2009.

PRESS RELEASE	Amsterdam, 7 October 2009
ING to sell Swiss Private Banking business to Julius Baer
•	Proceeds on transaction of EUR 344 million

•	Making good progress in executing Back to Basics Programme
ING announced today that it has reached an agreement to sell its Swiss Private Banking business to Julius Baer for a consideration of CHF 520 million (EUR 344 million) in cash. Julius Baer is the leading pure-play Swiss Private Banking group.
Jan Hommen, CEO of ING Group: “The divestment of our Private Banking activities in Switzerland illustrates once more that we are making good progress in executing our Back to Basics programme. We are pleased to have found such a sophisticated and professional player as Julius Baer as the new owner of our Swiss Private Banking business. This sale and the recently announced divestment of our life insurance and wealth management joint venture in Australia and New Zealand show ING’s commitment to focus on fewer franchises and the reduction of the complexity of the group.”
The transaction will generate an estimated net profit for ING of EUR 150 million and is expected to free up EUR 200 million of capital. The agreement of ING and Julius Baer is subject to regulatory approval and is expected to close in the first quarter of 2010.
As part of the announced Back to Basics programme, ING is currently also in discussions about the future of the Private Banking activities in Asia. Any further announcements on this matter will only be made when appropriate. ING Private Banking in the Benelux and Central Eastern Europe remain integral parts of ING.
ING’s Swiss Private Banking has around EUR 10 billion assets under management. Excluding Switzerland, ING Private Banking serves world wide more than 65.000 clients with a staff of around 1500 employees and has over EUR 48 billion assets under management.

Press enquiries	Investor enquiries
Anneloes Geldermans	Ewald Walraven
ING Group	ING Group
+31 20 541 6526	+31 20 541 5463
anneloes.geldermans@ing.com	ewald.walraven@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard to purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel
Dated: October 7, 2009